VEON shareholders elect new members to its Board of Directors, Gennady Gazin elected as Chairman of the Board Amsterdam, 1 June 2020 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces the results of the elections conducted at its Annual General Meeting of Shareholders held earlier today. Shareholders elected five new members to the Company’s Board of Directors, Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey, as well as seven previously serving directors: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats and Alexander Pertsovsky. Following the election of the directors, Gennady Gazin was appointed as Chairman of VEON’s Board of Directors, effective today, 1 June 2020. The Board would like to give special thanks to Ursula Burns for leading the Company through a key phase of its transformation as well as Guillaume Bacuvier, Sir Julian Horn-Smith and Guy Laurence for their service in the Board. Commenting on his appointment, Gennady said: “I am delighted to join VEON as Chairman of the Board, as the Company executes on its strategy to empower customer ambitions. I would like to welcome the new Board members, each bringing complementary skills and experience, further positioning VEON to strengthen its core connectivity business while expanding into new areas such as digital financial services. ” Ursula Burns, outgoing Chairman of the Board said: “The past three years with VEON has been an extraordinary experience and I am pleased with what we have been able to accomplish. The Company is well positioned with a strong executive team leading our strategy and operations. As I look ahead to a new decade for VEON, I see a wealth of opportunities and a company that is better equipped than ever to serve the diversity of its stakeholders.” Shareholders also approved the reappointment of PricewaterhouseCoopers Accountants NV as the Company’s independent auditor. Holders of approximately 99.15% of the Company’s shares were represented at the Annual General Meeting. Information on the New Directors HANS HOLGER ALBRECHT currently serves as Chief Executive Officer of Deezer. He was born in Germany and studied law, earning a Ph.D. at the University of Bochum, before undertaking a variety of management roles in the media, technology and telecommunications industries including as Chief Executive of Millicom International Cellular S.A. (from 2012 to 2015) and Modern Times Group MTG AB (from 1998 to 2012).

MARIANO DE BEER was until 2019 Chief Commercial Digital Officer of Telefónica SA and a member of the Telefónica Group Executive Committee. He previously held senior positions mainly at Telefonica and Microsoft in Latin America. De Beer started his career at McKinsey & Co as a consultant. He graduated from UADE (Universidad Argentina de la Empresa), and holds an MBA from Georgetown University. PETER DERBY is founding partner of Concinnity Advisors LP. After growing up in the United States, he graduated with a Bachelor’s degree from New York University in 1983 and then spent over a decade working in Russia. His career in banking and finance has included roles at National Westminster Bank USA and Chase Manhattan Bank. In 1990, he established one of the first private banks in Russia, DialogBank, and in 1991 the first investment bank in Russia, Troika Dialog. From 2003 to 2005 he served as the Managing Executive for Operations and Management, Office of the Chairman of the United States Securities and Exchange Commission. AMOS GENISH is the Senior Partner and Head of Digital Retail at BTG Pactual prior to which he held a number of senior positions in the telecommunications, media and technology industries, including as Chief Executive Officer of Telecom Italia and Telefonica Brasil. He started his career at KPMG in Israel in 1986 after graduating from the Tel Aviv University with a Bachelor’s degree in Accounting and Economics. STEPHEN PUSEY is a Senior Advisor at Bridge Growth Partners prior to which he was the Group Chief Technology Officer at Vodafone from 2006 to 2015. He started his career at British Telecom in 1977 and held a variety of senior positions at Nortel Networks from 1982 to 2006, including as President for Europe from 2005. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com